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Exhibit 11

Ballantyne of Omaha, Inc. and Subsidiaries
Computation of Net Loss Per Share of Common Stock
Three Months Ended March 31, 2002 and 2001

	2002	2001
Basic Net Loss Per Share
Net loss applicable to common stock	$(234,293)	$(464,073)
Weighted average common shares outstanding	12,566,080	12,512,672

Basic loss per share	$(0.02)	$(0.04)

Diluted Net Loss Per Share
Net loss applicable to common stock	$(234,293)	$(464,073)
Weighted average common shares outstanding	12,566,080	12,512,672
Assuming conversion of options outstanding *	—	—

Weighted average common shares outstanding, as adjusted	12,566,080	12,512,672

Diluted net loss per share	$(0.02)	$(0.04)

*
Because the Company reported net losses for the three months ended March 31, 2002 and 2001, respectively, the calculation of net loss per share-diluted excludes potential common shares from stock options, as they are anti-dilutive and would result in a reduction of loss per share. If the Company had reported net income for those periods, there would have been 80,315 and 66,840 additional shares, respectively in the calculation of net loss per share-diluted.

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  Exhibit 11
Ballantyne of Omaha, Inc. and Subsidiaries Computation of Net Loss Per Share of Common Stock Three Months Ended March 31, 2002 and 2001